UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended June 30, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission file number 0-11559

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

KEY TRONIC CORPORATION
4424 North Sullivan Road
Spokane Valley, WA 99216

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Pages
Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-10

Supplemental Schedule
Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	11

Signature	12

Note:    Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
Key Tronic 401(k) Retirement Savings Plan
Spokane Valley, Washington
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan (the “Plan”) as of June 30, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2004.
Spokane, Washington
December 23, 2021

Key Tronic
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

June 30,	2021	2020
Assets:
Investments at fair value	$42,025,087	$33,477,426
Participant directed brokerage accounts at fair value	1,391,678	1,114,137
Total investments at fair value	43,416,765	34,591,563

Receivables:
Employer contribution receivable	96,950	15,042
Notes receivable from participants	306,269	326,716
Total receivables	403,219	341,758

Net assets available for benefits	$43,819,984	$34,933,321

See accompanying notes to financial statements.

Key Tronic
401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended June 30,	2021	2020

Changes in net assets available for benefits attributed to:

Investment income:

Net appreciation in fair value of investments:	$8,788,264	$1,507,116
Dividend and interest income	214,263	324,043
Total net investment income	9,002,527	1,831,159

Interest income from notes receivable from participants	15,487	19,464

Contributions:
Employer	813,619	650,822
Participant	1,967,475	1,403,861
Total contributions	2,781,094	2,054,683

Distributions:
Benefits paid to participants	2,805,941	3,574,237
Administrative expenses	106,504	88,741
Total distributions	2,912,445	3,662,978

Net increase in net assets available for benefits	8,886,663	242,328

Net assets available for benefits:
Beginning of year	34,933,321	34,690,993

End of year	$43,819,984	$34,933,321

See accompanying notes to financial statements.

Key Tronic
401(k) Retirement Savings Plan

Notes to Financial Statements

Note 1. Plan Description
The following summary description of the Key Tronic 401(k) Retirement Savings Plan (the Plan) provides general information only. Participants should refer to the Plan document for more complete information.
General: The Plan is a defined contribution plan established by Key Tronic Corporation (the Company or the Employer) effective July 1, 1993, as a merger of the Key Tronic Corporation Employee Stock Ownership Plan (ESOP) into the Key Tronic Corporation Variable Investment Plan, which was amended and restated effective July 1, 2009. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries. Effective July 1, 2003, the Plan became a Safe Harbor 401(k) Plan. A Safe Harbor 401(k) Plan complies with Code Section 401(k)(12) which permits the Plan to automatically meet the nondiscrimination requirements of the Code, therefore eliminating certain annual nondiscrimination testing of salary deferral and matching contributions. On June 17, 2021, the Plan underwent a change in recordkeeper and trustee, which resulted in a transfer of assets to Principal Financial Group. As a result of the change in recordkeeper and trustee there was no change in the Plan document.
Eligibility: Employees that are U.S. residents are eligible to participate in the Plan when they have attained age 21, and may enter the Plan on the first day of the month following the date the employee satisfies the eligibility requirements. If the employee meets the age requirement upon hire, participation in the Plan will then begin on the first day of the month following the date of hire. Leased employees, internship employees, nonresident aliens and certain employees covered by a collective bargaining agreement are ineligible for Plan participation.
Contributions: Eligible participants may make voluntary pre-tax and after-tax contributions of their base compensation of up to 75% of compensation each pay period, subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant makes a withdrawal from the Plan.
Participants may also choose to make contributions on an after-tax basis through a Roth 401(k) option. Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan. A qualified distribution is a distribution after separation of service and due to death, disability or after age 59½. The participant’s contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits.
Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans provided that certain conditions are met. A participating employee’s annual contribution was limited to $19,500 for 2021 and $19,000 for 2020, with annual catch-up contribution limited to $6,000 for participating employees 50 or older.
The Company’s matching contribution is equal to 100% up to 3% of a participant’s contributed compensation and 50% up to the next 2% of a participant’s contributed compensation, for a total of 4% if a participant contributes at least 5%. The Company made matching contributions of $813,619 and $650,822 for the years ended June 30, 2021 and 2020, respectively.
Participant Accounts: Individual accounts are maintained for each participant. Participants may designate that their contributions and account balances be invested in any combination of several available investment alternatives. Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and Plan earnings of their individual account. Plan earnings are directly credited to participant accounts.

Notes Receivable from Participants: Participants may borrow from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have only one loan outstanding at a time. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the loan origination date (which approximate prime plus 1%), as determined by the Plan administrator. Interest rates on loans outstanding at June 30, 2021 maintain a rate of 4.25% - 6.5%. Principal and interest are paid ratably through payroll deductions. Additional payments may be made at any time by check. At June 30, 2021, loans outstanding mature at various dates through 2028. No allowance for credit losses has been recorded as of June 30, 2021 and 2020.
Vesting: All participants are immediately 100% vested in both employee and Employer contributions.
Distribution of Benefits: Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies, while a participant of the Plan, will be paid to the participant’s designated beneficiary. Benefits are paid under various options as defined in the Plan document. An involuntary distribution of a terminated participant's account balance occurred when their balance is $5,000 or less.
Administrative Expenses: Though not required to or guaranteed in the future, the majority of fees and expenses incurred for administration of the Plan are paid by the Participant. Participants are charged a fee for certain services such as loan processing and redemption fees on the sale of certain funds prior to a holding period being met.
Administration of the Plan: The Plan is administered by the Compensation and Administrative Committee of the Employer’s Board of Directors and an administrative committee consisting of management personnel. Principal Financial Group is the recordkeeper and trustee of the Plan effective June 17, 2021. Prior to June 17, 2021, Wells Fargo Bank was the recordkeeper and trustee.
Note 2. Summary of Basis of Accounting
Accounting Policies: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition: The Plan's investments are reported at fair value. The fair value of a financial instrument in the amount that would be received when selling an asset or paying to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Refer to Note 3 for further discussion and disclosure of fair value measurements.
The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the net unrealized appreciation or depreciation of those investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
The benefit interest of common collective trust funds for each participant is represented by units. Issues and redemptions are recorded based on the next determined net asset value (“NAV”) per unit. NAV per unit is determined each business day. At June 30, 2021, the Plan had no unfunded commitments related to the common collective trust funds. The redemption of common collective trust fund units are subject to the preference of individual Plan participants and there are no restrictions on the timing of redemption. However, participant redemptions may be subject to certain redemption fees. The Wells Fargo Stable Return Fund represents an indirect investment in a fully benefit-responsive investment contract, and redemption by the Plan requires a 12 month notice period.
Notes Receivable from Participants: Notes receivable from participants are valued at their unpaid principal balance plus accrued interest.
Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could materially differ from those estimates.
Risks and Uncertainties: The Plan provides for various investment options in any combination of money market funds, mutual funds, Company common stock and participant-directed brokerage accounts. Investment securities of these types are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
The fair value of the Plan’s investment in Key Tronic Corporation common stock amounted to $1,758,070 and $1,320,188 as of June 30, 2021 and 2020, respectively. For risks and uncertainties regarding Key Tronic Corporation, participants should refer to the October 2, 2021, Form 10-Q of Key Tronic Corporation filed with the Securities and Exchange Commission.
The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.
The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to volatility in financial markets. As a result, the Plan’s investment portfolio fair value experienced volatility during the year in line with market conditions. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.
On March 27, 2020, the “Coronavirus Aid, Relief, and Economic Security (CARES) Act” was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. The Plan did not elect to adopt any optional provisions related to the CARES Act and there were no significant impacts on the Plan’s financial statements.
Recent Accounting Pronouncements: In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. This ASU amends ASC 820, Fair Value Measurement, to add, remove and modify certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Plan adopted this standard during the plan year with no material impact on the Plan’s financial statements.

Note 3. Fair Value Measurements
ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within ASC 820 distinguishes between three levels of inputs that may be utilized when measuring fair value, consisting of level 1 inputs (using quoted prices in active markets for identical assets or liabilities), level 2 inputs (using inputs other than level 1 prices, such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and level 3 inputs (unobservable inputs supported by little or no market activity based on the Plan's own assumptions used to measure assets and liabilities). A financial asset’s or liability’s classification within this hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Plan has not made any changes in its valuation techniques used at June 30, 2021 and 2020.
The following table summarizes the Plan's assets measured at fair value on a recurring basis as of June 30, 2021:

	June 30, 2021
				Total Fair
	Level 1	Level 2	Level 3	Value
Investments:

Mutual funds	$24,022,074	$—	$—	$24,022,074
Key Tronic Corporation common stock	1,758,070	—	—	1,758,070
Participant directed brokerage accounts	1,391,678	—	—	1,391,678
Total assets in the fair value hierarchy	$27,171,822	$—	$—	$27,171,822
Investments measured at net asset value (a)				16,244,943
Investments at fair value				$43,416,765

The following table summarizes the Plan's assets measured at fair value on a recurring basis as of June 30, 2020:

	June 30, 2020
				Total Fair
	Level 1	Level 2	Level 3	Value
Investments:

Mutual funds	$20,791,284	$—	$—	$20,791,284
Key Tronic Corporation common stock	1,320,188	—	—	1,320,188
Participant directed brokerage accounts	1,114,137	—	—	1,114,137
Total assets in the fair value hierarchy	$23,225,609	$—	$—	$23,225,609
Investments measured at net asset value (a)				11,365,954
Investments at fair value				$34,591,563

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Mutual Funds: These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrators of the funds. The NAV is based on the value of the underlying assets owned by the funds, minus the liabilities, and then divided by the number of shares outstanding. The NAV is a daily quoted price utilized for purchase and redemptions. These investments are classified within Level 1 of the fair value hierarchy.
Key Tronic Common Stock: The Plan’s valuation methodology used to measure the fair values of the common stock is derived from quoted market prices and are classified as Level 1 investments. Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.
Common Collective Trust Funds: These investments are tax-exempt, pooled investment vehicles maintained by a bank or trust company exclusively for qualified plans, including 401(k)s, as well as for certain types of government plans. These funds are valued using the Net Asset Value per share (NAV), as a practical expedient.

Self Directed Brokerage Accounts: These accounts are comprised of common stock, mutual funds, and cash and cash equivalents. Common stock is valued at the published market price on an active market. The mutual funds are valued at the NAV that is quoted on an active market and determined based on the fair value of the underlying assets at the end of each day
Note 4. Related Parties and Party-in-Interest
Certain Plan investments are managed by Wells Fargo. Wells Fargo held and invested the Plan’s assets from the beginning of the plan year through June 17, 2021, and therefore, these transactions qualify as party-in-interest transactions. Effective June 17, 2021, certain Plan investments are managed by Principal Financial Group. Principal Financial Group holds and invests the Plan’s assets and therefore, these transactions qualify as party-in-interest transactions. In addition, the investments in the Company’s common stock and notes receivable from participants are also considered party-in-interest transactions.
A portion of the Plan’s assets are invested in shares of Company common stock. For the year ended June 30, 2021, the Plan purchased 34,910 shares of Key Tronic Common Stock at a cost of $268,541, and the Plan sold 14,360 shares of Key Tronic Common Stock with proceeds of $110,211. Additional disclosures on party-in-interest transactions are located on Supplemental Schedule H Part IV, Line 4i, Schedule of Assets (Held at End of Year).
Note 5. Termination of the Plan
Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions and terminate the Plan by action of the Board of Directors, subject to the provisions of ERISA. Upon termination, all assets remaining in the Plan will be distributed to the participants in accordance with participant account values as of the date of termination.
Note 6. Tax Status
The Plan is a Volume Submitter Plan and Trust established under Wells Fargo Bank, N.A. Defined Contribution Volume Submitter Plan and Trust. The Plan was designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). Well Fargo Bank, N.A. received an Advisory Letter for the Internal Revenue Service, dated March 31, 2014, indicating the Plan is exempt. Accordingly, the accompanying financial statements do not reflect a provision for income taxes for the Plan.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Key Tronic
401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
June 30, 2021

EIN: 91-0849125
Plan Number: 001
Form 5500

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Fair Value
Common/collective trust funds:
*	Wells Fargo	Stable Return Fund N	**	6,530,103
*	Wells Fargo/MFS	Value CIT F	**	4,772,570
*	Wells Fargo/BlackRock	S&P500 N	**	2,966,781
*	Wells Fargo	Core Bond CIT N	**	1,975,489
				16,244,943
Mutual Funds:
	T. Rowe Price	Blue Chip Growth I	**	6,908,761
	JPMorgan	Small Cap Equity R6	**	3,066,324
	Vanguard	Lifestrategy Growth	**	2,543,743
	Vanguard	LifeStrategy Conservative Growth	**	2,476,550
	Vanguard	LifeStrategy Moderate Growth	**	2,288,432
	American Funds	EuroPacific Growth R6	**	1,355,669
	Vanguard	Target Retirement 2035	**	1,271,908
	Vanguard	Target Retirement 2020	**	715,341
	MFS	International Diversification R4	**	693,038
	Vanguard	Target Retirement 2040	**	679,334
	Vanguard	Target Retirement 2030	**	648,901
	Vanguard	Target Retirement 2025	**	369,350
	Vanguard	Target Retirement 2050	**	357,041
	Vanguard	Target Retirement Income	**	235,382
	Vanguard	Target Retirement 2055	**	219,235
	Vanguard	Target Retirement 2060	**	158,102
	Vanguard	Target Retirement 2045	**	34,903
	Vanguard	Target Retirement 2015	**	60
	Total Mutual Funds			24,022,074

Common Equity Securities:
*	Key Tronic Corporation	Common Stock	**	1,758,070

Participant Directed Brokerage Accounts:
*	Securities Held by Principal	Various	**	1,391,678

*	Notes Receivable from Participants	Loans to participants with interest rate of 4.25% - 6.5%, due through 2028	**	306,269
	Total Assets			$43,723,034

*    Party-in-interest as defined by ERISA
**    Cost of participant-directed investments is not required to be disclosed under ERISA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Administrative Committee, responsible for administration of the Key Tronic 401(k) Retirement Savings Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane Valley, State of Washington, on December 23, 2021.

    KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

By: /s/ Brett R. Larsen
Name: Brett R. Larsen
Title: Member of Plan Compensation and Administrative Committee